Exhibit 21.1

Subsidiaries of TransAtlantic Petroleum Ltd.

March 21, 2018

Subsidiary	Jurisdiction of Incorporation
Amity Oil International Pty Ltd	Australia
Incremental Petroleum Pty Ltd	Australia
TransAtlantic Australia Pty Ltd	Australia
TransAtlantic Exploration Mediterranean International Pty Ltd	Australia
TransAtlantic (Holdings) Australia Pty Ltd	Australia
DMLP, Ltd.	Bahamas
Talon Exploration, Ltd.	Bahamas
TransAtlantic Turkey, Ltd.	Bahamas
TransAtlantic Worldwide, Ltd.	Bahamas
TransAtlantic Holdings, Ltd.	Bahamas
TransAtlantic Holdings B.C. Ltd.	British Columbia
Direct Petroleum Bulgaria EOOD	Bulgaria
TransAtlantic Petroleum Cyprus Limited	Cyprus
TransAtlantic Petroleum (USA) Corp.	Delaware
TransAtlantic Worldwide Romania SRL	Romania
Petrogas Petrol Gaz ve Petrokemya Urunleri Insaat Sanayive Ticaret A.S.	Turkey